SECURITIES AND EXCHANGE COMMISSION

			Washington, D.C.  20549


			       FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
		      ACT OF 1934 [FEE REQUIRED]


	      For the Fiscal Year Ended December 31, 1998

				  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
		EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



		    Commission File Number 2-62223



	 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
		       (Full title of the plan)




			  ENTERGY CORPORATION
			   639 Loyola Avenue
		     New Orleans, Louisiana  70113
	  (Issuer and address of principal executive office)

	 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

			   Table of Contents


								Page
							       Number
							       Herein

(a)Financial Statements:

   Report of Independent Accountants                             2

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1998               3

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1997               4

   Statement of Changes in Net Assets Available for
     Benefits with Fund Information for the Year
     Ended December 31, 1998                                     5

   Notes to Financial Statements                                 6

(b)Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes - as of December 31, 1998                         19

   Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1998                       24

   Signature                                                    25

(c)Exhibit:

     Consent of PricewaterhouseCoopers LLP                      26

		   REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustee and Participants of the Savings
    Plan of Entergy Corporation and Subsidiaries

     In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27(a)-Schedule of Assets Held for Investment Purposes and Item 27(d)-Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 23, 1999


	   SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
			As of December 31, 1998

								 PARTICIPANT DIRECTED FUND INFORMATION
						       Entergy      Entergy                                 Equity
						     Corporation     Stable                   Equity        Index       Blue Chip
							Common       Income     Balanced      Income        Trust        Growth
					    Total        Stock        Fund        Fund         Fund          Fund         Fund
Assets:
  Investments:
    Cash and temporary cash investments   $37,386,017     $90,636  $37,295,381           -             -           -            -
    Equity securities:
	Entergy Corporation common
	 stock - 14,018,160 shares        436,315,231  50,617,747            -           -             -           -            -
    Mutual funds                          371,669,596           -            - $45,873,503  $125,667,401           - $130,192,719
    Common trust funds                     94,857,180           -            -           -             - $94,857,180            -
    Fixed income securities:
       Guaranteed investment contracts     40,763,433           -   40,763,433           -             -           -            -
       Synthetic investment contracts     157,866,975           -  157,866,975           -             -           -            -
    Loans to participants                  28,286,458           -            -           -             -           -            -
				       ------------------------------------------------------------------------------------------
	Total investments               1,167,144,890  50,708,383  235,925,789  45,873,503   125,667,401  94,857,180  130,192,719

  Contributions receivable                  1,058,728      29,046      175,595      56,667       113,676     128,443      180,855
  Investment income receivables and other          55           3           25           -             1           -           12
				       ------------------------------------------------------------------------------------------

	Total assets                    1,168,203,673  50,737,432  236,101,409  45,930,170   125,781,078  94,985,623  130,373,586
				       ------------------------------------------------------------------------------------------


   Net Assets Available for Benefits   $1,168,203,673 $50,737,432 $236,101,409 $45,930,170  $125,781,078 $94,985,623 $130,373,586
				       ==========================================================================================
See Notes to Financial Statements.



	   SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
			   As of December 31, 1998


												    NON-PARTICIPANT
												     DIRECTED FUND
						 PARTICIPANT DIRECTED FUND INFORMATION                INFORMATION
												  Entergy       Employee
						New          New   International                Corporation      Stock
					     Horizons       Income      Stock     Participants'    Common       Ownership
					       Fund          Fund       Fund          Loans         Stock         Plan
Assets:
  Investments:
    Cash and temporary cash investments               -            -           -             -             -             -
    Equity securities:
      Entergy Corporation common
       stock - 14,018,160 shares                      -            -           -             -  $258,401,194  $127,296,290
    Mutual funds                           $ 53,835,730   $7,654,579 $ 8,445,664             -             -             -
    Common trust funds                                -            -           -             -             -             -
    Fixed income securities:
      Guaranteed investment contracts                 -            -           -             -             -             -
      Synthetic investment contracts                  -            -           -             -             -             -
    Loans to participants                             -            -           -   $28,286,458             -             -
					   -------------------------------------------------------------------------------

	Total investments                    53,835,730    7,654,579   8,445,664    28,286,458   258,401,194   127,296,290

  Contributions receivable                       74,925       14,128      20,270             -       265,123             -
    Investment income receivables and other          14            -           -             -             -             -
					   -------------------------------------------------------------------------------

	Total assets                         53,910,669    7,668,707   8,465,934    28,286,458   258,666,317   127,296,290
					   -------------------------------------------------------------------------------


       Net Assets Available for Benefits    $53,910,669   $7,668,707  $8,465,934   $28,286,458  $258,666,317  $127,296,290
					   ===============================================================================

See Notes to Financial Statements.


	   SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
			As of December 31, 1997

								      PARTICIPANT DIRECTED FUND INFORMATION
							      Entergy      Entergy                                   Equity
							    Corporation    Stable                      Equity        Index
							      Common       Income       Balanced       Income        Trust
					       Total           Stock        Fund          Fund          Fund          Fund
Assets:
  Investments:
    Cash and temporary cash investments       $28,067,680    $1,052,696  $26,815,816             -            -             -
    Equity securities:
      Entergy Corporation common
	 stock - 13,784,066 shares            412,660,477    57,605,862            -             -            -             -
    Mutual funds                              307,721,468             -            -   $37,372,119 $120,337,455             -
    Common trust funds                         61,110,045             -            -             -            -   $61,110,045
    Fixed income securities:
       Guaranteed investment contracts         56,854,555             -   56,854,555             -            -             -
       Synthetic investment contracts         148,798,098             -  148,798,098             -            -             -
       Investments held by prior trustee        7,179,631     1,018,504    1,956,578        60,090      422,459
    Loans to participants                      24,129,072             -            -             -            -             -
					   ----------------------------------------------------------------------------------

	Total investments                   1,046,521,026    59,677,062  234,425,047    37,432,209  120,759,914    61,110,045

  Contributions receivable                      1,302,262        47,054      227,010        68,487      145,717       113,561
  Investment income receivables and other       1,600,718        65,777       17,149       642,803      837,196         1,826
					   ----------------------------------------------------------------------------------

	Total assets                        1,049,424,006    59,789,893  234,669,206    38,143,499  121,742,827    61,225,432
					   ----------------------------------------------------------------------------------

Liabilities:
  Other liabilities                               140,976        29,746            -             -      111,230             -
					   ----------------------------------------------------------------------------------
       Net Assets Available for Benefits   $1,049,283,030   $59,760,147 $234,669,206   $38,143,499 $121,631,597   $61,225,432
					   ==================================================================================
   See Notes to Financial Statements.


		SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
			      As of December 31, 1997
														 NON-PARTICIPANT
														  DIRECTED FUND
						PARTICIPANT DIRECTED FUND INFORMATION                              INFORMATION
													       Entergy     Employee
					  Blue Chip       New           New     International                Corporation     Stock
					   Growth       Horizons      Income         Stock    Participants'     Common    Ownership
					    Fund          Fund         Fund          Fund         Loans         Stock        Plan
Assets:
  Investments:
    Cash and temporary cash investments          -             -            -             -            -      $199,168            -
    Equity securities:
      Entergy Corporation common
	 stock - 13,784,066 shares               -             -            -             -            -   243,867,095 $111,187,520
    Mutual funds                       $88,522,409   $51,913,913   $3,882,083    $5,693,489            -             -            -
    Common trust funds                           -             -            -             -            -             -            -
    Fixed income securities:
	 Guaranteed investment contracts         -             -            -             -            -             -            -
	  Synthetic investment contracts         -             -            -             -            -             -            -
    Investments held by prior trustee                  3,200,959                                $521,041                          -
    Loans to participants                        -             -            -             -   24,129,072             -            -
				       --------------------------------------------------------------------------------------------

	Total investments               88,522,409    55,114,872    3,882,083     5,693,489   24,650,113   244,066,263  111,187,520

  Contributions receivable                 175,218       141,642        8,602        19,143            -       355,828            -
  Investment income receivables and other    3,852         8,418          173           222            -        23,302            -
				       --------------------------------------------------------------------------------------------

	Total assets                    88,701,479    55,264,932    3,890,858     5,712,854   24,650,113   244,445,393  111,187,520
				       --------------------------------------------------------------------------------------------

Liabilities:
  Other liabilities                              -             -            -             -            -             -            -
				       --------------------------------------------------------------------------------------------
       Net Assets Available for
	 Benefits                      $88,701,479   $55,264,932   $3,890,858    $5,712,854  $24,650,113  $244,445,393 $111,187,520
				       ============================================================================================
   See Notes to Financial Statements.

	   SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
		  For the Year Ended December 31, 1998


							     PARTICIPANT DIRECTED FUND INFORMATION
							       Entergy       Entergy                                    Equity
							     Corporation      Stable                      Equity        Index
								Common        Income       Balanced       Income        Trust
						   Total         Stock         Fund          Fund          Fund          Fund

Net Assets Available for Benefits -
      Beginning of Year                       $1,049,283,030  $59,760,147  $234,669,206   $38,143,499  $121,631,597  $61,225,432

Increases:
  Investment income:
    Dividend                                      35,630,083    2,684,318         3,869     1,339,233     9,627,632        1,934
    Interest                                       2,256,862            -             -             -             -            -
    Net realized and unrealized
     appreciation/(depreciation) of investments   81,489,657    1,853,296    13,995,099     4,907,138     1,271,668   19,354,794
					      ----------------------------------------------------------------------------------
      Total investment income                    119,376,602    4,537,614    13,998,968     6,246,371    10,899,300   19,356,728
					      ----------------------------------------------------------------------------------
  Employee contributions                          45,602,255    1,993,362    10,349,947     3,167,204     7,329,680    7,149,172
  Employer contributions - net
      of forfeitures                              13,748,345            -             -             -             -            -
					      ----------------------------------------------------------------------------------

      Total increases                            178,727,202    6,530,976    24,348,915     9,413,575    18,228,980   26,505,900
					      ----------------------------------------------------------------------------------

Decreases:
  Distributions to withdrawing
      participants                                77,004,724    4,067,992    24,788,412     2,428,146     8,675,203    4,291,079
					      ----------------------------------------------------------------------------------

      Total decreases                             77,004,724    4,067,992    24,788,412     2,428,146     8,675,203    4,291,079
					      ----------------------------------------------------------------------------------

    Net increase (decrease) before transfers     101,722,478    2,462,984      (439,497)    6,985,429     9,553,777   22,214,821

    Net transfers from affiliated plans           17,198,165            -             -             -             -            -
    Net transfers between the funds                        -  (11,485,699)    1,871,700       801,242    (5,404,296)  11,545,370
					      ----------------------------------------------------------------------------------

Net increase (decrease)                          118,920,643   (9,022,715)    1,432,203     7,786,671     4,149,481   33,760,191
					      ----------------------------------------------------------------------------------
Net Assets Available for Benefits -
      End of Year                             $1,168,203,673  $50,737,432  $236,101,409   $45,930,170  $125,781,078  $94,985,623
					      ==================================================================================
See Notes to Financial Statements.


	   SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
		  For the Year Ended December 31, 1998
													       NON-PARTICIPANT
														DIRECTED FUND
						      PARTICIPANT DIRECTED FUND INFORMATION                      INFORMATION
													    Entergy     Employee
				       Blue Chip        New          New      International               Corporation      Stock
					Growth       Horizons      Income         Stock    Participants'    Common      Ownership
					 Fund          Fund         Fund          Fund        Loans          Stock         Plan
Net Assets Available for Benefits -
      Beginning of Year               $88,701,479   $55,264,932  $ 3,890,858   $ 5,712,854  $24,650,113  $244,445,393 $111,187,520

Increases:
  Investment income:
    Dividend                            2,094,307     2,776,760      484,915       309,587            -    11,300,295    5,007,233
    Interest                                    -             -            -             -    2,256,862             -            -
    Net realized and unrealized appreciation/
      (depreciation) of investments    25,287,259       367,851     (216,336)      646,149            -    10,065,752    3,956,987
				     ---------------------------------------------------------------------------------------------
      Total investment income          27,381,566     3,144,611      268,579       955,736    2,256,862    21,366,047    8,964,220
				     ---------------------------------------------------------------------------------------------
  Employee contributions                9,645,166     4,279,128      585,535     1,103,061            -             -            -
  Employer contributions - net
      of forfeitures                            -             -            -             -            -    13,748,345            -
				     ---------------------------------------------------------------------------------------------

      Total increases                  37,026,732     7,423,739      854,114     2,058,797    2,256,862    35,114,392    8,964,220
				     ---------------------------------------------------------------------------------------------

Decreases:
  Distributions to withdrawing
      participants                      5,362,701     2,482,801      359,042       307,116      934,579    14,343,447    8,964,206
				     ---------------------------------------------------------------------------------------------

      Total decreases                   5,362,701     2,482,801      359,042       307,116      934,579    14,343,447    8,964,206
				     ---------------------------------------------------------------------------------------------

 Net increase (decrease) before
   transfers                           31,664,031     4,940,938      495,072     1,751,681    1,322,283    20,770,945           14

 Net transfers from affiliated plans            -             -            -             -             -            -   17,198,165
 Net transfers between the funds       10,008,076    (6,295,201)   3,282,777     1,001,399    2,314,062    (6,550,021)  (1,089,409)
				     ---------------------------------------------------------------------------------------------

Net increase (decrease)                41,672,107    (1,354,263)   3,777,849     2,753,080    3,636,345    14,220,924   16,108,770
				     ---------------------------------------------------------------------------------------------

Net Assets Available for Benefits -
      End of Year                    $130,373,586   $53,910,669   $7,668,707    $8,465,934  $28,286,458  $258,666,317 $127,296,290
				     =============================================================================================
See Notes to Financial Statements.


	SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

		     Notes to Financial Statements


1. Trustee

   The Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper.
   The  following  table   represents  the   Entergy   Savings   Plan's
   investments, which are managed by its trustee or affiliates of its trustee.

			Entergy Corporation Common Stock
			Entergy Stable Income Fund
			T. Rowe Price Balanced Fund
			T. Rowe Price Equity Income Fund
			T. Rowe Price Equity Index Trust Fund
			T. Rowe Price Blue Chip Growth Fund
			T. Rowe Price New Horizons Fund
			T. Rowe Price New Income Fund
			T. Rowe Price International Stock Fund
			Participants' Loans
			Employee Stock Ownership Plan


2. GSU ESOP and Entergy Savings Plan Merger

   The Entergy Savings Plan was amended on December 16, 1998, to add certain provisions related to the GSU ESOP in anticipation of the upcoming merger. See Note 6 herein for a discussion of the provisions added by the amendment. Effective December 31, 1998, Gulf States Utilities Company Employee Stock Ownership Plan (GSU
   ESOP) was merged into the Entergy Savings Plan. As of that date, the GSU ESOP transferred all assets into the Entergy Savings Plan, and there was no loss of benefit options to participants or reduction of accrued benefits as a result of the plan merger.


3. Entergy ESOP and Entergy Savings Plan Merger

   Effective December 31, 1997, the Employee Stock Ownership Plan of Entergy Corporation and Subsidiaries (Entergy ESOP) was merged into the Entergy Savings Plan. The transfer had no effect on participants' benefits and no changes were made to the participants' investments. The Entergy Savings Plan was amended on December 12, 1997, as further discussed below, to add certain provisions related to the Entergy ESOP in anticipation of the upcoming merger.

4. GSU Thrift Plan and Entergy Savings Plan Merger

   Effective December 31, 1997, the Gulf States Utilities Company Employee's Thrift Plan (GSU Thrift Plan) was merged into the Entergy Savings Plan. The merger resulted in the transfer of the remaining assets from the respective funds in the GSU Thrift Plan to similar funds available under the Entergy Savings Plan. The transfer had no effect on participants' benefits. The table below represents the conversion for the transfer of funds from the GSU Thrift Plan to the Entergy Savings Plan:

From the GSU Thrift Plan                 To the Entergy Savings Plan

Entergy Corporation Common Stock       Entergy Corporation Common Stock
Acorn Fund                             New Horizons Fund
Guardian Fund                          Equity Income Fund
Puritan Fund                           Balanced Fund
Savings Fund                           Entergy Stable Income Fund
Investment Contract Fund               Entergy Stable Income Fund
Participants' Loans                    Participants' Loans


5. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting and present the Statement of Net Assets Available for Benefits with Fund Information and the Statement of Changes in Net Assets Available for Benefits with Fund Information for the Entergy Savings Plan.

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged to net assets in the period the liability arises. However, at December 31, 1998 and 1997, there was no difference in net assets available for benefits or in the net increase in net assets available for benefits for the year ended December 31, 1998 from that reported in the Form 5500.

   The Entergy Savings Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
   As discussed in Note 4 above, the GSU Thrift Plan was merged into the Entergy Savings Plan on December 31, 1997. However, Hibernia National Bank, as the former trustee for the GSU Thrift Plan, did not tranfer the assets of the GSU Thrift Plan to the trustee for the  Entergy Savings Plan until January 1, 1998.  As the merger  was effective December 31, 1997, these assets are presented on the Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997 as "investments held by prior trustee" and are comprised of the following:

   Investments
						      Cost     Current Value
   Cash and temporary cash investments             $1,756,512    $1,756,512
   Entergy Corporation Common Stock                   805,318     1,018,504
   Mutual Funds:
	Acorn Investment Trust - Acorn Fund         2,494,920     3,094,502
	American Express Trust Fund                   714,829       789,072
   Participants' Loans                                      -       521,041
								 ----------
   Total                                                         $7,179,631
								 ==========

   Interest and Dividend Income: Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investments:  Cash  and  temporary cash investments  are  valued  at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Purchases and sales of securities are accounted for on the trade date.

   The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Entergy Savings Plan and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Entergy Savings Plan assets placed in the trust. The fair value of the SIC assets in trust at December 31, 1998 is $160,596,887. Listed below are the GICs and SICs as of December 31, 1998.

     Guaranteed investment contracts:
								      Contract
						     Interest Rate      Value
   STABLE INCOME FUND:
   New York Life Insurance Company                         6.30%     $4,303,554
   Life of Virginia Insurance Company                      6.06%      5,279,120
   Life of Virginia Insurance Company                      6.10%      5,233,200
   Pacific Mutual Insurance Company                        6.28%      7,446,469
   Protective Life Insurance Company                       6.49%      6,228,476
   Protective Life Insurance Company                       6.60%      5,673,826
   Transamerica Life Insurance and Annuity Company         6.48%      6,598,788
								    -----------
	Total guaranteed investment contracts                       $40,763,433
								    ===========
     Synthetic investment contracts:
								     Contract
						  Interest Rate        Value
   STABLE INCOME FUND:
   Caisse des Depots et Consignations Investment
	Management Corporation                        6.49%         $22,394,463
   Commonwealth Life Insurance Company                6.52%          45,457,642
   Rabobank Nederland                                 6.32%          44,613,608
   Transamerica Life Insurance and Annuity Company    6.55%          45,401,262
								   ------------
	  Total synthetic investment contracts                     $157,866,975
								   ============

   The carrying value of loans to participants approximates fair value.

   Tax status: The Entergy Savings Plan obtained its latest determination letter on March 26, 1997, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Entergy Savings Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits with Fund Information and the Statement of Changes in Net Assets Available for Benefits with Fund Information. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 1998 financial statements.

   Concentration of credit risk: The Entergy Savings Plan invests in GICs and SICs which are subject to credit risk with respect to the insurance companies. The potential credit risk of the GICs as of December 31, 1998 is $40,763,433. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 1998, the fair value of the SIC assets in the trust exceeded the contract value by $2.7 million and no potential credit risk existed. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.

6. Summary of Entergy Savings Plan Provisions

   The following description of the Entergy Savings Plan is provided for general information purposes only. Entergy Savings Plan participants should refer to the Entergy Savings Plan document for a more complete description of the Entergy Savings Plan's provisions.

   General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries subject to the provisions of ERISA. The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information. Subsequent to the December 16, 1998 plan amendment and the mergers of the GSU Thrift Plan, GSU ESOP, and the Entergy ESOP into the Entergy Savings Plan, the Entergy Savings Plan constitutes two plans qualified under Internal Revenue Code
   Section 401 as follows:

   - A Profit Sharing Plan which is a defined contribution plan and consists of an Employee After-Tax Account, Deferral Account, Employee Tax Deductible Account, GSU Prior Company Match Account, Rollover Account, and Loan Account; and

   -   A Stock Bonus Plan which constitutues an Employee Stock Ownership
       Plan (ESOP) and which consists of the Company Stock Account, Plan Forfeiture Account, ESOP Loan Account, an After Tax Entergy Tax Credit ESOP Account, a Before Tax Entergy Tax Credit ESOP Account, an After Tax GSU Tax Credit ESOP Account, and a Before Tax GSU Tax Credit ESOP Account. The ESOP portion of the Plan is designed to invest primarily in Entergy Corporation Common Stock.

   Eligibility:   At  December 31, 1998, the Profit  Sharing  Plan  was
   available to all employees of Entergy Corporation and its subsidiary companies (System) who satisfied a six-month System service requirement.

   The Entergy ESOP is available to all System employees. Employees become eligible to participate the day on which the earlier of the following occurs: (a) the end of the 12-month period following commencement of employment during which the employee performs 1,000 or more hours of service; or (b) the completion of 1,000 hours of service by the employee in a 12-month period measured from the anniversary date of commencement of employment. However, as a result of the Company fully utilizing all of its investment tax credits, there will be no future enrollments of eligible employees in the Entergy ESOP.

   Contributions: Profit Sharing Plan Contributions made by or on behalf of participants are deposited with T. Rowe Price as Trustee for the Entergy Savings Plan. Participants may elect to contribute, through payroll deductions, one to six percent of their base salary (basic). The employing System company will make matching contributions to the Entergy Savings Plan in an amount equal to fifty percent of a participant's basic contribution (matching). Participants may contribute an additional one to ten percent of their base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1998 401(k) contribution was $10,000 per participant.

   The  Entergy  Savings  Plan provides that  certain  taxable  amounts received by an employee which originated from an employee benefit plan qualified under Section 401(a) of the Code may be accepted under the Entergy Savings Plan as rollover contributions
   (Rollover). Prior to January 1, 1987, the Entergy Savings Plan accepted tax-deductible (IRA-type) contributions as System Individual Retirement Account (SIRA) contributions and continues to maintain such accounts under the Entergy Savings Plan until distribution.

   Entergy ESOP Contributions were contributed based on the expected utilitzation of additional investment tax credits in the applicable Federal income tax return of Entergy Corporation and its subsidiaries and on expected voluntary participant contributions. As a result of the Company fully utilizing all of its investment tax credits, there were no 1998 contributions to the Entergy ESOP and there will be no future contributions by Entergy Corporation, it subsidiaries or participants. The Entergy ESOP continues to invest the accumulated fund balance and any income thereon in shares of Entergy Corporation common stock.

   Prior to the GSU ESOP merger into the Entergy Savings Plan, Entergy Gulf States contributed $7.7 million to the GSU ESOP.

   Investments: Matching contributions related to the Profit Sharing Plan made on behalf of participants are invested by the Trustee in the non-participant directed Entergy Corporation Common Stock Fund. Participant contributions are invested as directed by participants in accordance with the Profit Sharing Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances.

   Effective March 1996, a new diversification feature was added to the Entergy Savings Plan. Under the Entergy Savings Plan, Company-matching contributions are invested in Entergy Common Stock and generally cannot be moved to other Entergy Savings Plan investment funds. However, the new diversification feature allows participants to transfer a portion of their matching contributions into other Entergy Savings Plan investment funds if they are at least 55 years of age and have 10 years of participation in the Entergy Savings Plan. Years of participation in the GSU Thrift Plan also count for this purpose.

   The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

   Upon enrollment in the Profit Sharing Plan, a participant may direct contributions to any of the following funds. The investment strategies and objectives of the funds are detailed below.

	  Entergy Corporation Common Stock Fund - Funds are invested in common stock of Entergy Corporation.

	  Entergy Stable Income Fund - Funds are invested in high-quality, fixed-income securities, stable value portfolios, and investment contracts with insurance companies. These investment contracts offer a specified annual interest rate over a stated period of time. Investments in the Entergy Stable Income Fund include SICs, as well as high quality GICs.

	  Balanced Fund - Funds are invested in a mix of common stocks, fixed-income securities, and cash reserves for the purpose of capital appreciation, current income, and preservation of capital.

	  Equity Income Fund - Funds are invested in the common stocks of large, well-established companies that pay above-average dividends and have the potential for increased dividends for the purpose of capital appreciation and a high level of income.

	  Equity Index Trust Fund - Funds are primarily invested in the portfolio of common stocks that make up the Standard & Poor's 500 Composite Stock Index (S&P Index). The objective of these investments is to provide long-term capital appreciation equivalent to the performance of the S&P Index.

	  Blue Chip Growth Fund - Funds are invested in the common stocks of large, well-established companies with favorable long-term growth potential. Current income is a secondary objective.

	  New Horizons Fund - Funds are invested in emerging growth companies still in the early stages of their life cycle which are expected to grow more rapidly than the economy as a whole. Investments are made with the objective of long-term capital growth.

	  New  Income  Fund  -  Funds are  invested  primarily  in
	  marketable debt securities with the objective of providing the highest level of income while preserving capital over time.

	  International Stock Fund - Funds are invested in well-established, non-U.S. companies for the purpose of long-term growth of capital and income. The fund's share price will fluctuate with changes in market, political, economic, and foreign currency exchange conditions.

   As of December 31, 1998, the Entergy Savings Plan had the following number of participants in each investment option:

						   Number of
						 Participants

	   Entergy Corporation Common Stock          3,073
	   Stable Income Fund                        8,040
	   Balanced Fund                             3,141
	   Equity Income Fund                        5,875
	   Equity Index Trust Fund                   4,974
	   Blue Chip Growth Fund                     6,216
	   New Horizons Fund                         3,666
	   New Income Fund                             687
	   International Stock Fund                  1,131
	   Participants' Loans                       3,545
	   Entergy Corporation Common Stock ESOP    12,787

   Administrative Expenses: All costs and expenses of administering the Profit Sharing Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures of the Profit Sharing Plan and then by the Company.

   The Entergy Savings Plan provisions related to the Entergy ESOP require the Company to absorb all administrative costs of the investment tax credit-based contributions of the Entergy ESOP, but allows the Company to reduce its contributions or dividends by, or recover from the Entergy ESOP, the amount of such costs equal to the lesser of (1) $100,000 or (2) the sum of 10% of the first $100,000 of dividends paid to the Entergy ESOP and 5% in excess of $100,000. Unless the Company contributes an amount to cover administrative expenses for the non-tax based contributions of the Entergy ESOP, expenses are to be paid out of the assets thereof.

   Vesting: Amounts contributed by participants in the Profit Sharing Plan are fully vested at all times. Profit Sharing Plan participants become fully vested in the matching account upon completion of five years of System service except for all Entergy Gulf States employees who were eligible to participate in the GSU Thrift Plan and who transferred into the Entergy Savings Plan on January 1, 1995 or December 31, 1997. These employees were immediately vested in all past and future matching contributions. See Note 4 for a discussion of the GSU Thrift Plan and the Entergy Savings Plan merger. Amounts contributed to the Entergy ESOP by participants and the Company are fully vested at the time of deposit.

   Entergy Savings Plan termination: Although it has not expressed any intent to do so, the System has the right under the Entergy Savings Plan to discontinue its contributions at any time and to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event of a plan termination, participants would receive the total value of their accounts, determined as of the date of termination.

   In-Service withdrawals: While employed, participants of the Profit Sharing Plan may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions after-tax, Rollover, and SIRA accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. The Profit Sharing Plan also has a financial hardship withdrawal provision.

   Effective January 1, 1995, the dividend pass through feature was added to the Profit Sharing Plan allowing eligible participants to either receive a cash distribution of their Entergy Corporation common stock dividends held in the non-participant directed Entergy Corporation Common Stock Fund or reinvest it in the Profit Sharing Plan. Eligible participants include all participants who are fully vested in their balance in the non-participant directed Entergy Corporation Common Stock Fund.

   While employed, participants of the Entergy ESOP may, with certain restrictions, withdraw a portion of their account or trnasfer it to another fund after the participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of plan participation. The amount of in-service withdrawal is limited by provisions of the Internal Revenue Code of 1986, as amended (the Code), applicable to the
   Entergy ESOP and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the Entergy ESOP are in the form of stock certificates, plus cash for the value of any fractional share. Participants of the Entergy Savings Plan who meet the same age and plan participation requirement may also transfer a portion of their account balance to another fund.

   Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account based on the balance of such account. The amount borrowed is deducted from the participant's eligible account and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

   Distributions upon separation from service: Upon leaving a System company, participants of the Profit Sharing Plan become eligible to receive a single-sum distribution of the entire vested value of the Profit Sharing Plan accounts. There are certain provisions regarding deferral of distributions, installment distributions for terminated participants, retirees, and disabled participants, minimum account balances, and mandatory distributions.

   Upon leaving a System company, participants of the Entergy ESOP become eligible to receive a single-sum distribution of the entire share balance of their Entergy ESOP account, with certain additional provisions regarding distribution deferral of account balances in excess of $5,000 and mandatory distribution upon attaining age 70-1/2. Generally, there are tax consequences associated with receiving a distribution from the Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Internal Revenue Code Sections 401(a) or 408(a). Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax. Distributions from the Entergy ESOP are in the form of stock certificates, plus cash for the value of any fractional share.

   Asset value per unit: The number of units and net asset value per unit for the funds as of December 31, 1998 and December 31, 1997 were as follows:

						1998          1997
	  Entergy Corporation Common Stock:
	  Number of Units                     9,928,319   10,104,099(1)
	  Net Asset Value per unit               $31.16       $30.11

	  Entergy Stable Income Fund:
	  Number of Units                    20,933,965   23,526,386
	  Net Asset Value per unit               $11.28        $9.97

	  Balanced Fund:
	  Number of Units                     2,467,644    2,677,989
	  Net Asset Value per unit               $18.61       $14.24

	  Equity Income Fund:
	  Number of Units                     4,774,597    5,254,182
	  Net Asset Value per unit               $26.34       $23.15

	  Equity Index Trust Fund:
	  Number of Units                     2,977,313    2,466,104
	  Net Asset Value per unit               $31.90       $24.83

	  Blue Chip Growth Fund:
	  Number of Units                     4,254,664    3,662,491
	  Net Asset Value per unit               $30.64       $24.22

	  New Horizons Fund:
	  Number of Units                     2,306,586    3,959,355
	  Net Asset Value per unit               $23.37       $13.96

	  New Income Fund:
	  Number of Units                       868,851      428,014
	  Net Asset Value per unit                $8.83        $9.09

	  International Stock Fund:
	  Number of Units                       563,420      424,254
	  Net Asset Value per unit               $15.02       $13.47

	  Entergy Corporation Common Stock ESOP:
	  Number of Units                     4,089,841    3,713,988
	  Net Asset Value per unit               $31.13       $29.94


(1) Number of units as of December 31, 1997 in the Entergy Corporation Stock Fund includes 34,021 shares which are reflected as Investments held by prior trustee in the 1997 Statement of Net Assets Available for Plan Benefits with Fund Information.

   Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $183,670,740 at December 31, 1998.

   Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to the Profit Sharing Plan Forfeiture Account. Contributions forfeited for the year ended December 31, 1998 were $259,888.

   Other:    The   following  represents  investments  in   excess   of
   five percent of the current value of net assets available for benefits as of December 31, 1998 and 1997:


   Investment                                      December 31, 1998  December 31, 1997
    Entergy Corporation Common Stock                  $436,315,231      $412,660,477
    Equity Index trust fund                            $94,857,180       $61,110,045
    Mutual Funds:
       Equity Income Fund                             $125,667,401      $120,337,455
       Blue Chip Growth Fund                          $130,192,719       $88,522,409
    Fixed Income Securities:
       Stable Income Fund:
	  Guaranteed Investment Contracts             -                  $56,854,555
	  Synthetic Investment Contracts              $157,866,975      $148,798,098

   The following represents investments at cost as of December 31, 1998 and 1997:

   Investment                                       December 31, 1998   December 31, 1997
   Cash and temporary cash investments                  $37,386,017         $28,067,680
   Entergy Corporation Common Stock                    $337,787,328        $321,682,911
   Mutual Funds:
	Balanced Fund                                   $38,140,718         $33,480,221
	Equity Income Fund                             $113,792,433        $107,185,854
	Blue Chip Growth Fund                           $92,727,774         $72,787,698
	New Horizons Fund                               $50,609,593         $48,691,239
	New Income Fund                                  $7,782,726          $3,813,104
	International Stock Fund                         $8,207,936          $6,151,424
   Equity Index Trust Fund                              $67,010,363         $49,269,678
   Fixed Income Securities:
	Guaranteed investment contracts                 $40,763,433         $56,854,555
	Synthetic investment contracts                 $154,472,799        $145,725,781
   Investments held by prior trustee:
	Cash and temporary cash investments                   -              $1,756,512
	Entergy Corporation Common Stock                      -                $805,318
	Mutual Funds:
	     Acorn Investment Trust - Acorn Fund              -              $2,494,920
	     American Express Trust Fund                      -                $714,829


			SUPPLEMENTAL SCHEDULES


	 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
      Item 27 (a) - Schedule of Assets Held for Investment Purposes
			     December 31, 1998

		     E.I.N. 72-1229752 (Plan No. 003)

							       Number                     Current
Description                                                  of Shares        Cost         Value

Cash and temporary cash investments                             N/A        $37,386,017   $37,386,017
									  ============  ============
EQUITY SECURITIES:
       Entergy Corporation common stock, $.01 par *            9,928,319   226,313,730   309,018,941
       Entergy ESOP*                                           4,089,841   111,473,598   127,296,290
							      ----------  ------------  ------------
	   TOTAL EQUITY SECURITIES                            14,018,160  $337,787,328  $436,315,231
							      ==========  ============  ============

MUTUAL FUNDS:
       Balanced Fund *                                         2,467,644    38,140,718    45,873,503
       Equity Income Fund *                                    4,774,597   113,792,433   125,667,401
       Blue Chip Growth Fund *                                 4,254,664    92,727,774   130,192,719
       New Horizons Fund *                                     2,306,586    50,609,593    53,835,730
       New Income Fund *                                         868,851     7,782,726     7,654,579
       International Stock Fund *                                563,420     8,207,936     8,445,664
							      ----------  ------------  ------------
	    TOTAL MUTUAL FUNDS                                15,235,762  $311,261,180  $371,669,596
							      ==========  ============  ============

COMMON TRUST FUND:
       Equity Index Trust Fund *                               2,997,313   $67,010,363   $94,857,180
							      ==========  ============  ============



								    Interest    Maturity         Cost       Contract
								      Rate        Date                        Value
ENTERGY STABLE INCOME FUND:
       Guaranteed Investment Contracts (GICs):
	  New York Life Insurance Company                               6.30%     12/27/00      4,303,554     4,303,554
	  Life of Virginia Insurance Company                            6.06%      6/27/01      5,279,120     5,279,120
	  Life of Virginia Insurance Company                            6.10%      9/26/01      5,233,200     5,233,200
	  Pacific Life Insurance Company                                6.28%      3/17/99      7,446,469     7,446,469
	  Protective Life Insurance Company                             6.49%      3/15/00      6,228,476     6,228,476
	  Protective Life Insurance Company                             6.60%      3/20/01      5,673,826     5,673,826
	  Transamerica Life Insurance and Annuity Company               6.48%     12/29/99      6,598,788     6,598,788
											      -----------   -----------
	      Total GICs                                                                      $40,763,433   $40,763,433
											      -----------   -----------

       Synthetic Investment Contracts (SICs):
	 Caisse des Depots et Cosignations Investment
	    Management Corporation SIC Assets:
	    Government obligations:
		 FHR 2038 PO                                            0.00%      5/15/06      1,437,319     1,556,581
		 FHR 1724 PO                                            0.00%      5/15/01     11,858,929    12,354,997
		 FNR 1993-95 FE                                         5.66%      6/25/08      1,588,825     1,583,897
		 FNR 1994-42 E                                          5.75%      9/25/18      1,711,062     1,704,427
		 FN 391277                                              6.76%       1/1/27        728,839       720,507
		 GNR 1997-8 PB                                          6.75%      1/16/23      1,527,555     1,530,086
		 GNMA 8660                                              6.63%      7/20/25      1,032,841     1,021,889
											      -----------   -----------
	 Total Caisse des Depots et Cosignations Investment
	    Management Corporation SIC Assets:                                                $19,885,370   $20,472,384
											      -----------   -----------





								    Interest    Maturity         Cost       Contract
								      Rate        Date                        Value
	    Non-government obligations:
		 ABBEY NATIONAL MTN                                     6.69%     10/17/05        311,220       317,764
		 ALLTEL CORP DEB                                        6.75%      9/15/05        277,150       292,951
		 AMERICAN HOME PRODUCTS                                 7.70%      2/15/00        316,050       316,323
		 AMERITECH CAP                                          6.15%      1/15/08        549,098       595,077
		 ANZ BANKING GR                                         7.55%      9/15/06        499,240       553,065
		 AT&T CORP NT                                           7.00%      5/15/05        321,180       328,504
		 BANKAMERICA CORP                                      10.00%       2/1/03        571,705       598,198
		 BHP FINANCE USA                                        7.88%      12/1/02        392,273       402,305
		 CHASE MANHATTAN SUB NT                                 7.13%      6/15/09        516,110       546,288
		 COX COMMUNICATION NEW NT                               6.38%      6/15/00        497,455       507,512
		 DAIMLER BENZ NO AMER MTN                               7.38%      9/15/06        510,885       565,263
		 EOG UNNT                                               6.00%     12/15/08        968,480       989,433
		 FARMERS INS EXCH 144A                                  8.50%       8/1/04        543,545       583,283
		 FORD MOTOR CREDIT CORP                                 6.63%      6/30/03        496,480       496,572
		 GMAC NOTE                                              5.63%       2/1/99        488,370       511,814
		 HELLER FINANCIAL INC NTS                               6.44%      10/6/02        498,200       512,578
		 INGERSOLL-RAND CO                                      6.26%      2/15/01      1,000,000     1,039,200
		 INTL LEASE FIN CORP NT                                 5.75%      1/15/99        492,405       513,327
		 KANSALLIS-OSAKE-PANKKI                                10.00%       5/1/02        566,925       572,538
		 LEHMAN BROS HLDGS MTN                                  7.00%      5/24/00        499,585       517,007
		 LIBERTY MUTUAL INS 144A                                8.20%       5/4/07        536,300       566,852
		 MET LIFE 144A SURPLUS NT                               6.30%      11/1/03        484,235       512,595
		 MORGAN STANLEY GROUP NTS                               9.38%      6/15/01        542,145       545,163
		 NATIONWIDE MUTUAL LIFE                                 6.50%      2/15/04        495,100       526,788
		 NATL RURAL UTIL NTS                                    6.38%     10/15/04      1,003,480     1,054,008
		 PACIFIC GAS & ELECTRIC CO                              7.88%       3/1/02        529,425       538,496
		 PDVSA FINANCE 144A                                     6.65%      2/15/06        499,038       465,674
		 PENNEY JC & CO NT                                      7.60%       4/1/07        498,195       555,335
		 PHILIP MORRIS                                          6.80%      12/1/03        498,670       524,363
		 PUBLIC SERVICE ELECTRIC & GAS                          8.88%       6/1/03        414,221       429,047
		 SALOMON SMITH BARNEY                                   6.25%      1/15/05        496,925       517,055
		 SANTANDER FIN ISS LTD                                  7.00%       4/1/06        498,390       528,735
		 SOUTHERN CAL EDISON                                    6.38%      1/15/06        496,380       539,548
		 SOUTHWEST AIR DEB                                      8.75%     10/15/03        109,269       114,441
		THE GAP INC NOTES                                       6.90%      9/15/07        310,953       335,606
											      -----------   -----------
	    Subtotal non-government obligations:                                              $17,729,082   $18,512,708
											      -----------   -----------
	    Government obligations:
		 FED FARM CREDIT BANK MTN                               8.80%      1/31/02       $326,016      $343,757
		 FED HOME LOAN MTG                                      6.55%      4/19/99      4,048,480     4,109,615
		 FNMA 313586P94                                         8.90%      6/12/00      2,639,476     2,542,841
		 FNMA 3135866A2                                         6.80%      1/10/03      1,040,300     1,092,340
		 FNMA 31359MDF7                                         5.25%      1/15/03      1,469,760     1,545,658
		 FNMA 31359MDJ9                                         5.75%      2/15/08      2,021,120     2,110,364
		 FNMA MTN                                               5.82%      12/5/00        979,766     1,020,753
		 FEDERAL HOME LOAN BANKS                                7.56%      2/27/02      4,826,250     4,945,423
		 FHLMC 15 YR GOLD B7-2049                               6.00%       9/1/13         46,966        47,215
		 FHLMC 15 YR GOLD B7- 3619                              6.00%      12/1/13        846,540       851,021
		 GNMA II 002359M                                        7.00%      1/20/27        910,895       947,426
		 GNMA I 392442X                                         8.00%      7/15/24         50,670        52,492
		 GNMA I 403923X                                         8.00%      7/15/24        295,388       306,012
		 GNMA I 414564X                                         7.50%      8/15/25        277,687       285,201
		 GNMA I 416123X                                         7.50%      1/15/26        306,635       322,467
		 GNMA I 317516X                                         8.50%      2/15/22        123,789       127,328
		 GNMA I 317696X                                         8.50%      2/15/22        149,732       154,011
		 GNMA I 336918X                                         8.50%     12/15/22        219,921       226,207
		 GNMA I 421739X                                         7.50%      6/15/26        306,276       323,421
		 GNMA I 424000X                                         7.50%      9/15/26        246,437       260,232
		 GNMA I NEW 387187X                                     6.50%      2/15/24        676,157       709,403
		 U.S. TREASURY NOTES                                    7.88%     11/15/04      4,967,266     4,967,419
											      -----------   -----------
	    Subtotal government obligations:                                                  $26,775,526   $27,290,606
											      -----------   -----------
	  Total Rabobank Nederland SIC Assets:                                                $44,504,608   $45,803,314
											      -----------   -----------


	    Non-government obligations:
		 ABN AMRO BK SUB NT                                     7.13%      6/18/07        517,915       542,886
		 ALLTEL CORP DEB                                        6.75%      9/15/05        698,006       737,803
		 AMERITECH CAP                                          6.15%      1/15/08        499,180       540,979
		 AMLT 98-1 AG                                           6.43%      3/25/28      1,797,398     1,823,145
		 AMRES 96-5 A6                                          6.93%      6/25/25        606,750       611,893
		 ARISTAR INC SR NT                                      6.30%      7/15/00        980,950     1,038,200
		 BANC ONE CORP                                          7.60%       5/1/07      1,063,880     1,131,287
		 BANKBOSTON CORP                                        7.00%      9/15/07      1,019,990     1,065,991
		 BAXTER INTERNATIONAL INC                               9.50%      6/15/08      1,222,290     1,269,282
		 BHP FINANCE USA                                        5.63%      11/1/00        956,850     1,010,705
		 BK OF NY                                               7.78%      12/1/26        771,975       821,980
		 BOEING CO DEB                                          8.75%      8/15/21      1,136,010     1,306,136
		 CITIZENS UTILITY DEB                                   7.00%      11/1/25        933,110     1,103,057
		 COX COMMUNICATION NEW NT                               6.38%      6/15/00        497,455       507,512
		 CSFB 98-C1 A 1B                                        6.48%      5/17/08        913,922       934,461
		 DAIMLER BENZ NO AMER MTN                               7.38%      9/15/06      1,021,770     1,130,525
		 ELI LILLY & CO NT                                      7.13%       6/1/25        933,470     1,148,248
		 GMAC                                                   9.38%       4/1/00      1,062,750     1,069,608
		 GOLDMAN SACHS GR LP                                    6.38%      6/15/00        490,370       504,747
		 GTE CALIFORNIA DEB                                     6.70%       9/1/09        981,140     1,115,333
		 HERTZ CORP                                             6.63%      5/15/08      1,992,560     2,084,751
		 HOUSTON LTG & PWR                                      9.15%      3/15/21      1,141,340     1,323,172
		 LEHMAN BROS BLDGS MTN                                  9.17%      2/28/02      1,095,240     1,109,092
		 LIBERTY MUTUAL INS                                     8.20%       5/4/07      1,072,600     1,133,703
		 LUCENT TECHNOLOGIES, INC.                              5.50%     11/15/08        572,482       584,248
		 MATTEL INC NT                                          6.75%      5/15/00      1,172,603     1,202,489
		 MERRILL LYNCH NOTES                                    6.25%     10/15/08        971,340     1,034,204
		 MIDLAND BANK PLC                                       7.63%      6/15/06        267,690       277,202
		 NATIONWIDE MUTUAL LIFE                                 7.50%      2/15/24        935,820     1,007,293
		 PDVSA FINANCE 144A                                     6.80%     11/15/08        997,879       898,359
		 PENNEY JC & CO NT                                      7.60%       4/1/07        996,390     1,110,670
		 PHILIP MORRIS COS INC                                  7.25%      9/15/01        798,080       848,190
		 PUB SVE ELEC & GAS CO FMG                              6.25%       1/1/07        984,740     1,068,610
		 SALOMON SMITH BARNEY                                   6.88%      6/15/05      1,029,910     1,046,996
		 SANTANDER FIN ISSUE LTD                                6.38%      2/15/11        944,230     1,000,413
		 THE GAP INC NOTES                                      6.90%      9/15/07      1,036,510     1,118,687
		 ZURICH REINS CENTRE BLDG                               7.13%     10/15/23        989,667     1,120,614
											      -----------   -----------
	    Subtotal non-government obligations:                                              $35,104,262   $37,382,471
											      -----------   -----------
	    Government obligations:
		 FNMA                                                   5.25%      1/15/03      5,877,646     6,182,630
		 FEDERAL HOME LOAN BANKS                                7.31%      6/16/04      2,137,734     2,201,412
		 FEDERAL HOME LOAN BANKS                                7.56%      2/27/02      1,930,500     1,978,169
		 FNMA - SM-2005-C                                       6.35%      6/10/05        811,568       797,598
		 FHLM                                                   6.00%      8/15/07        964,375     1,004,380
		 FJLMC GOLD C1-9469                                     6.00%      12/1/28      2,997,806     3,008,214
		 FNMA MTN                                               6.79%       6/2/04      2,501,813     2,587,847
		 GNMA 225774X                                           9.50%     10/15/17          7,709         7,795
		 GNMA 184544X                                           9.50%     12/15/16         23,668        23,959
		 GNMA 293344X                                           9.50%     11/15/20         18,198        18,368
		 GNMA 299157X                                           9.50%     11/15/20         23,369        23,587
		 GNMA 149980X                                          10.00%      7/15/16         23,460        23,903
		 GNMA 152051X                                          10.00%      7/15/16         22,068        22,485
		 GNMA 152601X                                          10.00%      3/15/16          1,983         2,020
		 GNMA 153604X                                          10.00%      3/15/16         57,677        58,766
		 GNMA 156268X                                          10.00%      5/15/16          8,316         8,473
		 GNMA 156464X                                          10.00%      9/15/16        259,351       264,251
		 GNMA 158223X                                          10.00%      4/15/16         70,372        71,702
		 GNMA 164608X                                          10.00%      9/15/16         11,864        12,088
		 GNMA 166275X                                          10.00%      6/15/16         34,081        34,725
		 GNMA 166276X                                          10.00%      5/15/16         61,381        62,541
		 GNMA 174601X                                          10.00%      8/15/16         58,111        59,209
		 GNMA 206492X                                          10.00%     12/15/17        343,706       350,200
		 GNMA 234666X                                          10.00%     11/15/17        612,913       624,493
		 GNMA 255692X                                          10.00%      4/15/18          5,123         5,216
		 GNMA 285106X                                          10.00%      4/15/20        617,854       628,105
		 GNMA 780081X                                          10.00%      2/15/25        218,860       222,292
		 GNMA 780531X                                           8.00%      3/15/12        694,904       696,330
		 GNMA II 002359M                                        7.00%      1/20/27      1,012,658     1,053,270
		 GNMA II 002433M                                        8.00%      5/20/27        628,404       641,529
		 GNMA 344570X                                           6.00%     12/15/23        190,234       201,364
		 GNMA 354710X                                           6.00%     12/15/23        222,878       235,918
		 GNMA 357966X                                           6.00%     12/15/23        281,098       297,545
		 GNMA 359638X                                           6.00%     12/15/23        183,326       194,052
		 GNMA 359978X                                           6.00%      1/15/24         94,884       100,436
		 GNMA 372951X                                           6.00%      1/15/24        173,121       183,250
		 GNMA 375103X                                           6.00%      4/15/24        185,346       196,191
		 GNMA 381437X                                           6.00%      1/15/24        196,458       207,952
		 GNMA 405597X                                           8.00%      3/15/26         41,574        43,032
		 GNMA 314529X                                           6.00%      1/15/24        308,593       326,648
		 GNMA 780006X                                           8.50%     11/15/24        261,068       267,595
		 GNMA 780162X                                           8.50%      6/15/25        348,970       356,339
		 GNMA 267832X                                           9.50%     11/15/17        381,939       385,513
		 GNMA I 344710X                                         8.50%      2/15/23         24,172        24,777
		 GNMA I 349384X                                         7.50%      6/15/23         59,808        61,445
		 GNMA I 353245X                                         8.50%      4/15/23         23,613        24,203
		 GNMA I 354361X                                         7.50%      4/15/23         69,490        71,392
		 GNMA I 365444X                                         7.50%      9/15/25         30,596        31,424
		 GNMA I 366144X                                         8.00%      7/15/25        254,934       258,277
		 GNMA I 372172X                                         9.00%     11/15/24         12,149        12,368
		 GNMA I 387064X                                         8.00%      7/15/25        422,997       428,544
		 GNMA I 390328X                                         8.50%      2/15/25         70,609        72,100
		 GNMA I 390625X                                         9.00%      6/15/24         30,588        31,140
		 GNMA I 390628X                                         9.00%      7/15/24         30,925        31,483
		 GNMA I 391605X                                         8.00%      5/15/24        376,133       389,663
		 GNMA I 393816X                                         7.50%      7/15/25         21,963        22,557
		 GNMA I 394224X                                         8.00%      4/15/25         15,829        16,388
		 GNMA I 394783X                                         8.00%      7/15/25          8,861         8,977
		 GNMA I 400883X                                         8.00%      7/15/25      1,069,454     1,083,478
		 GNMA I 402013X                                         9.00%     12/15/24         81,934        83,412
		 GNMA I 402149X                                         8.00%      7/15/25        190,357       192,856
		 GNMA I 407187X                                         8.00%      4/15/25        361,294       374,068
		 GNMA I 408788X                                         7.00%      8/15/25        995,234     1,034,505
		 GNMA I 409485X                                         8.00%      7/15/25        120,791       122,375
		 GNMA I 409511X                                         7.50%      9/15/25         35,527        36,488
		 GNMA I 409912X                                         8.00%      7/15/25        514,535       521,282
		 GNMA I 409924X                                         7.00%      8/15/25        958,514       996,336
		 GNMA I 412044X                                         8.00%      7/15/25         48,316        48,949
		 GNMA I 412478X                                         7.50%      8/15/25        280,626       295,204
		 GNMA I 413401X                                         8.00%      7/15/25        107,370       108,778
		 GNMA I 418828X                                         7.50%     10/15/25        588,736       604,666
		 GNMA I 418836X                                         7.50%     10/15/25        733,037       752,872
		 GNMA I 419341X                                         7.50%     12/15/25        201,413       211,875
		 GNMA I 421167X                                         7.50%      2/15/26        250,502       265,623
		 GNMA I 312859X                                         8.50%      1/15/22        153,746       158,140
		 GNMA I 318023X                                         8.50%      5/15/22        191,140       196,603
		 GNMA I 320837X                                         8.50%      4/15/22        228,737       235,275
		 GNMA I 323079X                                         8.50%      5/15/22        222,544       228,905
		 GNMA I 339175X                                         8.50%      1/15/23         21,847        22,394
		 GNMA I 340414X                                         8.50%     12/15/22        260,751       268,204
		 GNMA I 341924X                                         8.50%      5/15/23         39,011        39,986
		 GNMA I 342527X                                         7.50%      2/15/23         23,806        24,457
		 GNMA I 342841X                                         8.50%     12/15/22        307,326       316,111
		 GNMA I 342846X                                         9.00%      1/15/23        160,532       163,713
		 GNMA I 780029X                                         9.00%     11/15/24        368,835       375,488
		 GNMA I 372358X                                         7.50%      6/15/26        155,012       164,370
		 GNMA I 423558X                                         7.50%      5/15/26        195,806       207,626
		 GNMA I 423781X                                         7.50%      5/15/26        193,937       205,644
		 GNMA I 400102X                                         7.00%      2/15/26        344,238       372,255
		 GNMA I 417290X                                         7.00%      3/15/26         70,173        75,884
		 GNMA I 421473X                                         7.00%      6/15/26        407,086       440,218
		 GNMA I 422305X                                         7.00%      2/15/26         75,622        81,776
		 GNMA I 437983X                                         7.50%     11/15/26        247,432       253,659
		 GNMA I 429541X                                         7.50%     10/15/26        126,249       129,426
		 GNMA I 429164X                                         7.50%      8/15/26        481,837       493,962
		 GNMA I 167450X                                         9.50%      9/15/19        541,869       546,941
		 GNMA I NEW 347713X                                     6.50%      1/15/24        198,583       208,348
		 GNMA I NEW 355015X                                     6.50%      1/15/24         65,292        68,502
		 GNMA I NEW 364488X                                     6.50%      1/15/24        279,034       292,754
		 GNMA I NEW 366710X                                     6.50%      2/15/24        901,700       946,036
		 GNMA I NEW 375870X                                     6.50%      3/15/24         79,469        83,377
		 GNMA I NEW 376894X                                     6.50%      3/15/24        950,920       997,676
		 GNMA I NEW 387187X                                     6.50%      2/15/24        358,134       375,743
		 US TREASURY BONDS                                      7.63%      2/15/25      2,973,586     3,023,732
		 US TREASURY NOTES                                      6.38%      8/15/02      6,565,969     6,911,421
		 US TREASURY NOTES                                      7.25%      5/15/04      4,891,078     5,141,195
											      -----------   -----------
	    Subtotal government obligations:                                                  $54,978,569   $56,938,718
											      -----------   -----------

		      Total Commonwealth Life Insurance Company and
						  Transamerica Life
	      Insurance and Annuity Company SIC Assets (1)                                    $90,082,831   $94,321,189
											     ------------  ------------

	  Grand total SIC Assets                                                             $154,472,809  $160,596,887
											     ------------  ------------
	  Issuing agent's gain on guarantee of SICs (wrapper)                                               ($2,729,912)
													   ------------
		  Contract value of SICs                                                                   $157,866,975
													   ------------
		       TOTAL ENTERGY STABLE INCOME FUND GICs & SICs                          $195,236,242  $198,630,408
											     ============  ============

    Loans to participants (Bearing interest rates of prime +1% with                                   N/A   $28,286,458
					   terms of up to 20 years)                          ============  ============

Total Assets Held for Investment Purposes                                                    $948,681,130 $1,167,144,890
											     ============ ==============

(1) Commonwealth Life Insurance Company and Transamerica Life Insurance and Annuity Company jointly issued SIC wrappers over 50% of the Entergy
    Lehman Aggregate Managed SIC.

		SAVINGS PLAN OF ENTERGY CORPORATION AND SUDSIDIARIES
		  ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
		       For the Year Ended December 31, 1998

			  E.I.N. 72-1229752 (Plan No. 003)

								      Selling or
					 Number of       Purchase      Redemption
Description                            Transactions       Price          Price          Cost       Gain/(Loss)
Purchase Transactions:
Entergy Corporation Common Stock *               129    $34,997,701
Entergy ESOP Fund*                                 5   $105,498,941
Entergy Stable Income Fund *                     110    $31,595,958

Selling Transactions:
Entergy Corporation Common Stock *               376                 $39,571,302    $32,302,319   $7,268,983
Entergy ESOP Fund*                               223                  $9,877,958     $9,114,717     $763,241
Entergy Stable Income Fund *                     143                 $42,277,819    $40,645,819   $1,632,000

*  Denotes a party-in-interest to the Entergy Savings Plan


			       SIGNATURE


      The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


				   SAVINGS PLAN OF ENTERGY
				   CORPORATION AND SUBSIDIARIES


				   By:  /s/ Darrell A. Guidroz
					Darrell A. Guidroz
					Director, HR Compensation
					and Benefits



Dated:  June 28, 1999

		  CONSENT OF INDEPENDENT ACCOUNTANTS



     We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 33-54298) of Entergy Corporation of our report dated June 23, 1999, relating to the financial statements and supplemental schedules of the Savings Plan of Entergy Corporation and Subsidiaries, which appears in this Form 11-K.




New Orleans, Louisiana
June 24, 1999